UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Nassda Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

63172M101

(CUSIP Number)

Synopsys, Inc.

700 East Middlefield Road

Mountain View, California 94043

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63172M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Synopsys, Inc. 56-1546236

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 16,189,202 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 16,189,202 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,189,202 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59%

14.	Type of Reporting Person (See Instructions) CO

(1) Does not include options to purchase an aggregate of 1,270,476 shares of Nassda common stock, which options are exercisable within 60 days of November 30, 2004, held by the persons who have entered into Voting Agreements with the reporting person as described herein.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Synopsys, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

This statement on Schedule 13D is being filed by Synopsys, Inc., a Delaware corporation (“Synopsys”), and relates to an Agreement of Merger among Synopsys, North Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Synopsys (“Acquisition Sub”) and Nassda Corporation, a Delaware corporation (“Nassda”), dated as of November 30, 2004 (the “Merger Agreement”), pursuant to which, and subject to the conditions set forth therein, Acquisition Sub will merge with and into Nassda and Nassda would become a wholly-owned subsidiary of Synopsys (the “Merger”). Upon the consummation of the Merger, each share of Nassda common stock (other than shares owned by Synopsys, Acquisition Sub, Nassda or any wholly owned subsidiary of Synopsys or Nassda, or by any stockholder of Nassda who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive $7.00 in cash.

Item 2.	Identity and Background

(a) The name of the person filing this statement is Synopsys, Inc., a Delaware corporation. Synopsys is the world leader in electronic design automation software for semiconductor design.

(b) The business address of Synopsys is 700 East Middlefield Road, Mountain View, California 94043.

(c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Synopsys’ executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the past five years, neither Synopsys nor, to the knowledge of Synopsys, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Synopsys nor, to the knowledge of Synopsys, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the directors and executive officers of Synopsys named in Schedule I to this Schedule 13D are citizens of the United States, except Dr. de Geus, who is a citizen of The Netherlands, Dr. Camposano, who is a citizen of Germany and Dr. Newton, who is a citizen of Australia.

Item 3.	Source and Amount of Funds or Other Consideration

In order to induce Synopsys to enter into the Merger Agreement and to facilitate the consummation of the Merger, certain stockholders of Nassda have entered into voting agreements with Synopsys as described in Item 4 and Item 5 of this Schedule 13D. Except for Synopsys’ agreement to settle certain pending litigation matters with certain of such stockholders as described in Item 4 below, no other consideration was paid in exchange for such stockholders entering into the voting agreements.

Item 4.	Purpose of Transaction

(a) - (b) The Merger Agreement provides for the acquisition by Synopsys of all of the outstanding common stock of Nassda through a merger of Acquisition Sub with and into Nassda, as a result of which Nassda will become a wholly-owned subsidiary of Synopsys. The obligations of Synopsys and Nassda to complete the Merger are subject to a number of conditions set forth in the Merger Agreement.

In order to induce Synopsys to enter into the Merger Agreement, Nassda’s directors, certain of Nassda’s executive officers, certain of Nassda’s employees and certain related persons collectively beneficially owning 16,189,202 of the outstanding shares of Nassda common stock have entered into voting agreements with Synopsys pursuant to which they have agreed, in their respective capacities as stockholders of Nassda, to vote all of the shares of Nassda common stock beneficially owned by them, as well as any additional shares of Nassda common stock which they may acquire (pursuant to Nassda stock options or otherwise) in favor of the Merger and certain related matters (the “Voting Agreements”).

The following stockholders of Nassda have entered into Voting Agreements with Synopsys: Sang S. Wang; An-Cheng Deng; Walter Chan; Jeh-Fu Tuan; Iouri Feinberg; Andrei Tcherniaev; Tammy S. Liu; Bernard Aronson; Yen Son Huang; and Edward C.V. Winn. Certain of the Voting Agreements with the foregoing individuals were also signed by the spouse of such individual and certain of the record holders of shares beneficially owned by such individual.

Subject to the consummation of the Merger, Synopsys and certain employees, officers and directors of Nassda, including certain of the individuals who have signed Voting Agreements, have agreed to settle certain pending litigation matters in which they are parties. Subject to the consummation of the Merger, Synopsys has also agreed to release, and to cause Nassda to release, certain claims they may have against such individuals and other officers and directors of Nassda.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the forms of Voting Agreements, copies of which are incorporated by reference in this Schedule 13D — see Exhibits 2.1, 2.2 and 2.3.

(c) Not applicable.

(d) If the Merger is consummated, Nassda will become a wholly-owned subsidiary of Synopsys, and Synopsys will subsequently determine the size and membership of the board of directors of Nassda and the officers of Nassda.

(e) The Merger Agreement prohibits Nassda from issuing securities, disposing of securities or changing its capitalization, except under limited circumstances set forth therein. Upon consummation of the Merger, the number of outstanding shares of Nassda common stock will be adjusted as contemplated by the Merger Agreement. The Merger Agreement further prohibits Nassda from declaring, accruing, setting aside or paying any dividend or making any other distribution in respect of any shares of capital stock, or repurchasing, redeeming or otherwise reacquiring any shares of capital stock or other securities. Upon consummation of the Merger, Nassda will become a wholly-owned subsidiary of Synopsys, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

(f) Upon consummation of the Merger, Nassda will become a wholly-owned subsidiary of Synopsys.

(g) The Merger Agreement contains provisions that limit the ability of Nassda to engage in a transaction that would entail a change of control of Nassda during the pendency of the Merger Agreement.

(h) Upon consummation of the Merger, Nassda common stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, Nassda common stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

(j) Other than as described above, Synopsys currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Synopsys reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreements, Synopsys has the shared power to dispose of, and to vote with respect to certain matters relating to the Merger as set forth in such Voting Agreements, 16,189,202 shares of Nassda common stock, representing approximately 59% of the outstanding common stock of Nassda as of November 30, 2004 (the “Subject Shares”).

The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the forms of Voting Agreements, copies of which are incorporated by reference in this Schedule 13D as Exhibits 2.2 and 2.3.

Schedule I to this Schedule 13D sets forth the names, addresses, and employers of the executive officers and directors of Synopsys. All of the directors and executive officers of Synopsys are citizens of the United States, except Dr. de Geus, who is a citizen of The Netherlands, Dr. Camposano, who is a citizen of Germany and Dr. Newton, who is a citizen of Australia. Schedule II to this Schedule 13D sets forth, to the best of Synopsys’ knowledge, the following information for those persons with whom Synopsys shares the power to vote or to direct the vote or to dispose or to direct the disposition of the Subject Shares: the name, address, and principal occupation or employer, of such person. To the best of Synopsys’ knowledge, all of the persons listed on Schedule II to this Schedule 13D are citizens of the United States.

Except as set forth in this Schedule 13D, no shares of Nassda common stock are beneficially owned by Synopsys or, to the knowledge of Synopsys, any person listed on Schedule I to this Schedule 13D.

During the past five years, to the knowledge of Synopsys, no person listed on Schedule I or Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to the knowledge of Synopsys, no person listed on Schedule I or Schedule II to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(c) Neither Synopsys nor, to the knowledge of Synopsys, any person named in Schedule I to this Schedule 13D, has effected any transaction in Nassda common stock during the past 60 days, except as disclosed herein.

(d) Not applicable. (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4 above, Synopsys is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Nassda, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

2.1	Agreement of Merger, dated as of November 30, 2004, by and among Synopsys, Inc., North Acquisition Sub, Inc., a wholly-owned subsidiary of Synopsys, Inc. and Nassda Corporation.

2.2	Form of Voting Agreement (Sang S. Wang, An-Cheng Deng, Walter Chan, Jeh-Fu Tuan, Iouri Feinberg and Andrei Tcherniaev)

2.3	Form of Voting Agreement (Tammy S. Liu, Bernard Aronson, Yen Son Huang and Edward C.V. Winn)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2004

SYNOPSYS, INC.

/s/ Rex S. Jackson
Rex S. Jackson, Vice President and General Counsel

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF SYNOPSYS

Name and Title	Employer	Business Address

Dr. Aart J. de Geus Chief Executive Officer and Chairman of the Board of Directors	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Dr. Chi-Foon Chan President, Chief Operating Officer and Director	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Vicki L. Andrews Senior Vice President, Worldwide Sales Director	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Dr. Raul Camposano Senior Vice President, Chief Technical Officer and General Manager, Silicon Engineering Group	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

John Chilton Senior Vice President and General Manager, Solutions Group	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Janet S. Collison Senior Vice President, Human Resources and Facilities	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Antun Domic Senior Vice President and General Manager, Implementation Group	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Manoj Gandhi Senior Vice President and General Manager, Verification Group	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Jay N. Greenberg Senior Vice President, Marketing	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Deidre Hanford Senior Vice President, Worldwide Application Services	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Steven K. Shevick Senior Vice President and Chief Financial Officer	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Rex S. Jackson Vice President and General Counsel and Corporate Secretary	Synopsys, Inc.	700 East Middlefield Road, Mountain View, California 94043

Andy D. Bryant Director	Executive Vice President and Chief Financial and Enterprise Services Officer of Intel Corporation	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

Bruce R. Chizen Director	President of Adobe Systems Incorporated	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

Deborah A. Coleman Director	General Partner of SmartForest Ventures	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

Dr. A. Richard Newton Director	Dean of the College of Engineering at the University of California at Berkeley	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

Dr. Sasson Somekh Director	President of Novellus Systems, Inc.	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

Name and Title	Employer	Business Address

Roy Vallee Director	Chief Executive Officer and Chairman of the Board of Avnet, Inc.	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

Steven C. Walske Director	Chief Business Strategist of Parametric Technology Corporation	c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043

SCHEDULE II

PERSONS WITH WHOM SYNOPSYS SHARES VOTING AND DISPOSITIVE POWER

Name and Title	Employer	Business Address

Sang S. Wang Chairman of the Board and Chief Executive Officer, Nassda Corporation	Nassda Corporation	2650 San Thomas Expressway, Santa Clara, California 95051

An-Cheng Deng Director, President, Chief Operating Officer, Nassda Corporation	Nassda Corporation	2650 San Thomas Expressway, Santa Clara, California 95051

Walter Chan Vice President Software Development Nassda Corporation	Nassda Corporation	2650 San Thomas Expressway, Santa Clara, California 95051

Jeh-Fu Tuan Vice President Product Development Nassda Corporation	Nassda Corporation	2650 San Thomas Expressway, Santa Clara, California 95051

Iouri Feinberg Vice President Technology Research Nassda Corporation	Nassda Corporation	2650 San Thomas Expressway, Santa Clara, California 95051

Andrei Tcherniaev Vice President Simulation Core Technology Nassda Corporation	Nassda Corporation	2650 San Thomas Expressway, Santa Clara, California 95051

Tammy S. Liu Chief Financial Officer, Vice President Finance and Administration, Secretary Nassda Corporation	Nassda Corporation	2650 San Thomas Expressway, Santa Clara, California 95051

Bernard Aronson Director, Nassda Corporation President and Chief Operating Officer, Kilopass Technology Inc.	Kilopass Technology Inc.	3333 Octavius Drive, Suite 101, Santa Clara, California 95054

Yen Son Huang Director, Nassda Corporation Chief Executive Officer, Chairman of the Board of Directors ForteMedia, Inc.	ForteMedia, Inc.	20111 Stevens Creek Boulevard, Suite 150, Cupertino, California 95014

Edward C. V. Winn Director, Nassda Corporation Retired	N/A	c/o Nassda Corporation, 2650 San Thomas Expressway, Santa Clara, California 95051

EXHIBITS

Exhibit No.	Description
2.1	Agreement of Merger, dated as of November 30, 2004, by and among Synopsys, Inc., North Acquisition Sub, Inc., a wholly-owned subsidiary of Synopsys, Inc. and Nassda Corporation.

2.2	Form of Voting Agreement (Sang S. Wang, An-Cheng Deng, Walter Chan, Jeh-Fu Tuan, Iouri Feinberg and Andrei Tcherniaev)

2.3	Form of Voting Agreement (Tammy S. Liu, Bernard Aronson, Yen Son Huang and Edward C.V. Winn)